Law Offices of Thomas E. Puzzo, PLLC

3823 44th Ave. NE

Seattle, Washington 98105

Telephone: +1 (206) 522-2256

E-mail: tpuzzo@msn.com

August 24, 2020

VIA E-MAIL ATTACHMENT

Office of Trade and Services

United States Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Re:	Hub Deals Corp. Amendment No. 1 to Registration Statement on Form S-1 Filed April 10, 2020 File No. 333-236684

Dear Sir or Madam:

We submit the information in this letter, on behalf of our client, Hub Deals Corp., a Nevada corporation (the “Company”), in response to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated March 18, 2020.

The Staff’s comments are reproduced in bold italics in this letter, and the Company’s responses to the Staff’s comments follow each staff comment.

Form S-1 Amendment No. 1 filed on April 10, 2020

Description of Business, page 23

1. We note your revisions in response to our prior comment 4 and your disclaimer that your website is not included as part of your prospectus. However, we note from your website your process for a person to bid on a item and the large spectrum of products that you are offering for sale. Please augment your discussion to describe each category of products you are offering and any differences in how you would promote and sell those different categories of products (e.g., fine art versus real estate). Please also provide details on the process by which a person would bid on and purchase a luxury product using your system, and how you will generate income from the sale of each category of products on your site. We also note that you include real estate on your website; please disclose whether the company or your chief executive officer is a registered real estate broker or advise on how your real estate sale process works given the regulations of the real estate industry that are not applicable to the sale of luxury products.

Company response: The Company has added three paragraphs of disclosure to the bottom of page 23 in response to comment. The added three paragraphs begin with the text, “The concept behind Hub Deals…”, “There are, however,…”, and “Hub Deals is a business….”

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2. We note your revisions to your disclosure in response to prior comment 6. Please expand your disclosure to include a brief discussion of any process by which you authenticate and appraise the luxury goods that you purchase to resell on your site or that you agree to offer on your site on behalf of a current owner, or state that you have no such process. Please also clarify whether you provide potential buyers with any assurances regarding the authenticity and value of the products offered on your site.

Company response: The Company has added a paragraph of disclosure to the bottom of page 23 in response to comment. The added paragraph begins with the text, “Hub deals does not guarantee….”

3. It appears that you will offer for sale on your website products that are currently owned by private owners, as well as products that you purchase from private owners and seek to resell. If true, please revise your disclosure to clarify that this is the case. In addition, please disclose the process by which you identify products to be offered on your site, the material terms of your agreements to sell products that are currently owned by others, and the process by which you identify, appraise and purchase products for resale by the company. Please also revise your disclosure to describe how your marketing efforts that target potential buyers will differ from your marketing efforts that target potential sellers. Further, please describe any fees or commissions that the parties to any auction, including the company in its roles as seller and/or intermediary broker, will pay or collect.

Company response: The Company has added four paragraphs of disclosure to the bottom of page 23 in response to comment. The added four paragraphs begin with the text, “The items that are owned …”, “Prospective sellers must…”, “We market to the sellers”, and “As stated earlier,….”

Other Expenses of Issuance and Distribution, page 34

4. Please include your legal fees of $15,000 in your expense chart, or tell us why that is unnecessary. Please see Item 511 of Regulation S-K.

Company response: The Company had added disclosure of legal fees in the expense chart on page 34.

Very truly yours,

LAW OFFICES OF THOMAS E. PUZZO, PLLC

/s/ Thomas E. Puzzo
Thomas E. Puzzo

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